SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                         Firearms Training Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Class A Common Stock, par value $0.000006 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   318120-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


              Scott Perekslis                  Mark E. Thierfelder, Esq.
      Centre Partners Management LLC              O'Melveny & Myers LLP
           30 Rockefeller Plaza,                 153 East 53rd Street,
                Suite 5050                             54th Floor
            New York, NY 10020                     New York, NY 10022
              (212) 332-5800                         (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 13, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------------------                         ---------------------------
CUSIP No. 318120-10-2                 13D                     Page 2 of 12 Pages
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Centre Capital Investors II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                             0
 NUMBER OF             ---------------------------------------------------------
   SHARES              8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   26,339,374
    EACH               ---------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                     0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             26,339,374
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,339,374
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                               [X]**

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

----------------------------                         ---------------------------
CUSIP No. 318120-10-2                 13D                     Page 3 of 12 Pages
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Centre Capital Tax-Exempt Investors II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                             0
 NUMBER OF             ---------------------------------------------------------
   SHARES              8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   2,944,422
    EACH               ---------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                     0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             2,944,422
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,944,422
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                               [X]**

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

----------------------------                         ---------------------------
CUSIP No. 318120-10-2                 13D                     Page 4 of 12 Pages
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Centre Capital Offshore Investors II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                             0
 NUMBER OF             ---------------------------------------------------------
   SHARES              8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   5,219,372
    EACH               ---------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                     0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             5,219,372
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,219,372
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                               [X]**

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

----------------------------                         ---------------------------
CUSIP No. 318120-10-2                 13D                     Page 5 of 12 Pages
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Centre Partners Coinvestment L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWE

                             0
 NUMBER OF             ---------------------------------------------------------
   SHARES              8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   3,822,535
    EACH               ---------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                     0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             3,822,535
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,822,535
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                               [X]**

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

----------------------------                         ---------------------------
CUSIP No. 318120-10-2                 13D                     Page 6 of 12 Pages
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Centre Partners II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                             0
 NUMBER OF             ---------------------------------------------------------
   SHARES              8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   34,503,168
    EACH               ---------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                     0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             34,503,168
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,503,168
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                               [X]**

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

----------------------------                         ---------------------------
CUSIP No. 318120-10-2                 13D                     Page 7 of 12 Pages
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Centre Partners II, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                             0
 NUMBER OF             ---------------------------------------------------------
   SHARES              8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   38,954,015
    EACH               ---------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                     0
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             38,954,015
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      38,954,015
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                               [X]**

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

----------------------------                         ---------------------------
CUSIP No. 318120-10-2                 13D                     Page 8 of 12 Pages
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Centre Partners Management LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                             106,700
 NUMBER OF             ---------------------------------------------------------
   SHARES              8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   38,954,015
    EACH               ---------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                     106,700
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             38,954,015
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      39,060,715
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                               [X]**

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the text below.

      This Schedule 13D/A (Amendment No. 1) amends and supplements the Statement on Schedule 13D dated May 2, 2002 (the "Statement"), filed by Centre Capital Investors II, L.P. ("Centre Capital"), Centre Capital Tax-Exempt Investors II, L.P. ("Centre Tax-Exempt"), Centre Capital Offshore Investors II, L.P. ("Centre Offshore"), Centre Partners Coinvestment L.P. ("Centre Coinvestment"), Centre Partners II, L.P. ("Centre Partners LP"), Centre Partners II, L.L.C. ("Centre Partners LLC") and Centre Partners Management LLC ("Centre Management") with respect to the common stock, $0.000006 par value (the "Common Stock") of Firearms Training Systems, Inc. (the "Company"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.

   Item 3.  Source and Amount of Funds or Other Consideration.

      On May 13, 2002 (the "Closing Date"), the Centre Holders and PB Capital Corporation consummated the transactions contemplated by the Purchase Agreement, and the Centre Holders acquired a combination of Common Stock, Preferred Stock, and senior secured loans, junior secured loans and new revolving loans under the Credit Agreement. The total amount of funds used by the Centre Holders to acquired Common Stock pursuant to the Purchase Agreement was approximately $71,000, or approximately $0.01 per share. The source of such funds was a capital call from the Centre Holders' limited partners.

   Item 4.  Purpose of Transaction.

      The Centre Holders purchased Common Stock, Preferred Stock, senior secured loans, junior secured loans, and new revolving loans pursuant to the Purchase Agreement to increase their respective investments in the Company.

   Item 5.  Interest in Securities of the Issuer.

      (a) The percentages of outstanding Common Stock of the Company reported in this Item 5 are based on the assumption that there are 70,153,139 shares of Common Stock outstanding, which reflects the number of outstanding shares of Common Stock reported by the Company in its Quarterly Report on Form 10-Q as filed on February 13, 2002.

      As of the Closing Date and after giving effect to the purchases pursuant to the Purchase Agreement (i) Centre Capital directly beneficially owns an aggregate of 26,339,374 shares of Common Stock, 22,764,141 of which are directly held by Centre Capital, 1,372,619 of which are issuable upon the exercise of New Warrants directly held by Centre Capital, and 2,202,614 of which are issuable upon the exercise of Amended Warrants directly held by Centre Capital, (ii) Centre Tax-Exempt directly beneficially owns an aggregate of 2,944,422 shares of Common Stock, 2,544,773 of which are directly held by Centre Tax-Exempt, 153,446 of which are issuable upon the exercise of New Warrants directly held by Centre Tax-Exempt, and 246,203 of which are issuable upon the exercise of Amended Warrants directly held by Centre Tax-Exempt, (iii) Centre Offshore directly beneficially owns an aggregate of 5,219,372 shares of Common Stock, 4,510,859 of which are directly held by Centre Offshore, 271,989 of which are issuable upon the exercise of New Warrants directly held by Centre Offshore, and 436,524 of which are issuable upon the exercise of Amended Warrants directly held by Centre Offshore, and (iv) Centre Coinvestment directly beneficially owns an aggregate of 3,822,535 shares of Common Stock, 3,316,897 of which are directly held by Centre Coinvestment, 201,946 of which are issuable upon the exercise of New Warrants directly held by Centre Coinvestment, and 303,692 of which are issuable upon the exercise of Amended Warrants directly held by Centre Coinvestment. Based on the foregoing, Centre Capital, Centre Tax-Exempt, Centre Offshore, and Centre Coinvestment may be deemed to own directly and beneficially 34.9%, 3.9%, 6.9%, and 5.1% of the outstanding Common Stock (calculated after giving effect to the exercise of the New Warrants, the Amended Warrants, the Centre Partners LLC Warrants, and the Centre Management Options), respectively.

      As of the Closing Date and after giving effect to the purchases pursuant to the Purchase Agreement, (i) Centre Partners LP may be deemed to share indirect beneficial ownership of an aggregate of 34,503,168 shares of Common Stock, or 45.7% of the outstanding Common Stock (calculated after giving effect to the exercise of the New Warrants, the Amended Warrants, the Centre Partners LLC Warrants, and the Centre Management Options), (ii) Centre Partners LLC may be deemed to share indirect beneficial ownership of an aggregate of 38,954,015 shares of Common Stock, or 51.6% of the outstanding Common Stock (as so calculated), and (iii) Centre Management may be deemed to share indirect beneficial ownership of an aggregate of 39,060,715 shares of Common Stock, or 51.7%
of the outstanding Common Stock (as so calculated). Centre Partners LP, Centre Partners LLC, and Centre Management, however, disclaim all such beneficial ownership.

      (b) By virtue of the relationships described in Item 2, (i) Centre Capital may be deemed to share the power to vote and direct the disposition of 26,339,374 shares of Common Stock, (ii) Centre Tax-Exempt may be deemed to share the power to vote and direct the disposition of 2,944,422 shares of Common Stock, (iii) Centre Offshore may be deemed to share the power to vote and direct the disposition of 5,219,372 shares of Common Stock, (iv) Centre Coinvestment may be deemed to share the power to vote and direct the disposition of 3,822,535 shares of Common Stock, (v) Centre Partners LP may be deemed to share the power to vote and direct the disposition of 34,503,168 shares of Common Stock, (vi) Centre Partners LLC may be deemed to share the power to vote and direct the disposition of 38,954,015 shares of Common Stock, and (vii) Centre Management may be deemed to share the power to vote and direct the disposition of 38,954,015 shares of Common Stock and have the sole power to vote and direct the disposition of 106,700 shares of Common Stock.

      (c) On May 13, 2002, the Centre Holders and PB Capital Corporation consummated the transactions contemplated by the Purchase Agreement, and each Centre Holder acquired from PB Capital Corporation a combination of Common Stock, Preferred Stock, and senior secured loans, junior secured loans, and new revolving loans under the Credit Agreement. Each Centre Holder purchased the number of shares of Common Stock set forth next to its name for the approximate price per share set forth next to its name. The aggregate price paid by the Centre Holders for all such shares was approximately $71,000.

Centre Holder            Shares of Common Stock      Price Per Share
-------------            ----------------------      ---------------

Centre Capital                   4,870,385                $0.01

Centre Tax-Exempt                  544,472                $0.01

Centre Offshore                    965,071                $0.01

Centre Coinvestment                720,463                $0.01

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2002

                                    CENTRE CAPITAL INVESTORS II, L.P.

                                       By:  Centre Partners II, L.P.,
                                            its general partner


                                            By: Centre Partners Management LLC,
                                                Attorney-in-fact


                                                By: /s/ SCOTT PEREKSLIS
                                                    ----------------------------
                                                Name:  Scott Perekslis
                                                Title: Managing Director

                                    CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.

                                       By:  Centre Partners II, L.P.,
                                            its general partner


                                            By: Centre Partners Management LLC,
                                                Attorney-in-fact


                                                By: /s/ SCOTT PEREKSLIS
                                                    ----------------------------
                                                Name:  Scott Perekslis
                                                Title: Managing Director

                                    CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                                       By:  Centre Partners II, L.P.,
                                            its general partner


                                            By: Centre Partners Management LLC,
                                                Attorney-in-fact


                                                By: /s/ SCOTT PEREKSLIS
                                                    ----------------------------
                                                Name:  Scott Perekslis
                                                Title: Managing Director

                                    CENTRE PARTNERS COINVESTMENT L.P.

                                       By:  Centre Partners II, L.L.C.,
                                            its general partner


                                            By: Centre Partners Management LLC,
                                                Attorney-in-fact


                                                By: /s/ SCOTT PEREKSLIS
                                                    ----------------------------
                                                Name:  Scott Perekslis
                                                Title: Managing Director

                                    CENTRE PARTNERS II, L.P.

                                       By:  Centre Partners Management LLC,
                                            Attorney-in-fact


                                            By: /s/ SCOTT PEREKSLIS
                                                --------------------------------
                                            Name:  Scott Perekslis
                                            Title: Managing Director

                                    CENTRE PARTNERS II, L.L.C.

                                       By:  Centre Partners Management LLC,
                                            Attorney-in-fact


                                            By: /s/ SCOTT PEREKSLIS
                                                --------------------------------
                                            Name:  Scott Perekslis
                                            Title: Managing Director

                                    CENTRE PARTNERS MANAGEMENT LLC


                                       By: /s/ SCOTT PEREKSLIS
                                           -------------------------------------
                                       Name:  Scott Perekslis
                                       Title: Managing Director